Intuit Inc.

2700 Coast Avenue

Mountain View, CA 94043

May 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Intuit Inc. Registration Statement on Form S-4 (File No. 333-237944)
Request for Acceleration of Effectiveness
Requested Date: May 8, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Intuit Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-237944), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on May 8, 2020, or as soon as possible thereafter.

The Registrant hereby authorizes Luke J. Bergstrom, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Bergstrom at (650) 463-3083, or in his absence Adam H. Whitaker, of Latham

& Watkins LLP, at (415) 395-8221. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Bergstrom via email at luke.bergstrom@lw.com, or to Latham & Watkins LLP, attention: Luke J. Bergstrom, via facsimile at (650) 463-2600.

Very truly yours, Intuit Inc.

/s/ Michelle M. Clatterbuck
Michelle M. Clatterbuck
Executive Vice President and Chief Financial Officer

cc:	Luke J. Bergstrom, Latham & Watkins LLP

Chad G. Rolston, Latham & Watkins LLP

Adam H. Whitaker, Latham & Watkins LLP

Mark J. Flournoy, Intuit Inc.

Stacey Slover, Intuit Inc.

Erick Rivero, Intuit Inc.

Joe Kauffman, Credit Karma, Inc.

Mike Ringler, Skadden, Arps, Slate, Meagher & Flom LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.